Exhibit (a)(5)(DD)

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media)
724.514.1968
Kris King (Investors)
724.514.1813

Mylan Announces Results of Offer to Acquire Perrigo and Lapse of Offer

HERTFORDSHIRE, England and PITTSBURGH, November 13, 2015 – Mylan N.V. (NASDAQ: MYL; TASE) today announced that its offer to acquire all of the issued and to be issued share capital of Perrigo Company plc (NYSE: PRGO; TASE) has lapsed.

As of 8:00 AM Eastern Time on November 13, 2015, 58,040,150 Perrigo ordinary shares, representing approximately 40 percent of outstanding Perrigo ordinary shares were validly tendered in the offer. Accordingly, the acceptance condition to the offer, as outlined in the September 14, 2015 Offer to Exchange / Prospectus, has not been satisfied and the offer has lapsed in accordance with its terms. As the offer has lapsed, it is no longer capable of further acceptance and both Mylan and tendering Perrigo shareholders have ceased to be bound by prior acceptances.

Any Perrigo ordinary shares which have been tendered by Perrigo shareholders have not been accepted for exchange and will be promptly returned to the relevant Perrigo shareholders.

Mylan’s Executive Chairman Robert J. Coury commented, “As we have said all along, Mylan viewed Perrigo as a unique and exciting opportunity, but not one that was required for the future success of our company. With one of the strongest balance sheets in our industry, including a debt to adjusted EBITDA ratio of 2x1, as well as our well-recognized prowess in identifying attractive external assets, we are well-positioned to quickly execute on the next strategic, value-enhancing opportunities for our business, some of which we have already identified. These potential external opportunities, coupled with the numerous exciting organic growth drivers we have cultivated and the powerful and differentiated global platform we have built, ensure we will remain a leader in our industry and that we are well-positioned to deliver continued growth in the near- and long-term.

Mylan CEO Heather Bresch commented, “Mylan’s focused approach to organic and inorganic growth has delivered a 27% compound annual growth rate in adjusted diluted earnings per share (EPS) for shareholders since 2008, while strategically and consistently expanding our business. Our recent financial results continue to demonstrate the power of our standalone platform, with double digit-growth in our legacy business, as well as enhanced double-digit growth from the EPD business. With favorable dynamics for our EpiPen® Auto-Injector asset, along with promising future launches, the outlook for 2016 is very strong. Further, we continue to expect that this foundational strength of our business will allow us to deliver on our target of

[1]	Mylan’s debt was $6.31 billion as of September 30, 2015, and Mylan’s adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) for the twelve month period ended September 30, 2015 was $3.15 billion. While debt is a GAAP measure as reflected in our financial statements for the quarter ended September 30, 2015, Adjusted EBITDA is a non-GAAP financial measure. Please see the back of this release for the reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net earnings.

at least $6.00 in adjusted diluted EPS in 2018. We are confident that our relentless focus on operational excellence, our exciting internal growth opportunities and our meaningful participation in ongoing industry consolidation will position us for continued success well into the future.”

Neither Mylan nor, so far as the directors of Mylan are aware, any person acting in concert with Mylan held any relevant Perrigo securities immediately before commencement of the offer period and neither Mylan nor any person acting in concert with Mylan has acquired or agreed to acquire any relevant Perrigo securities during the offer period. Mylan has not received any acceptances of the offer from persons acting in concert with Mylan. Neither Mylan, nor any person acting in concert with Mylan is interested, or holds any short positions, in any relevant Perrigo securities.

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about Mylan N.V.’s (“Mylan”) acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction, future opportunities for Mylan and its products, and any other statements regarding Mylan’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction; the retention of certain key employees of the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction within the expected time-frames or at all and to successfully integrate the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and our other filings with the SEC. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the filing date of this communication.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the proposed acquisition of Perrigo by Mylan (the “Perrigo Proposal”) and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted diluted EPS, are presented in order to supplement investors’

and other readers’ understanding and assessment of Mylan’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. Set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

Reconciliation of Adjusted Net Earnings Attributable to Mylan N.V. and Adjusted Diluted EPS

	Year Ended December 31,
(Unaudited; USD in millions, except per share amounts)	2014		2013		2012		2011		2010		2009		2008
GAAP net earnings (loss) attributable to Mylan N.V. and GAAP diluted EPS	$929	$2.34	$624	$1.58	$641	$1.52	$537	$1.22	$224	$0.68	$94	$0.30	$(335)	$(1.10)
Purchase accounting related amortization (primarily included in cost of sales) (a)	419		371		391		365		309		283		489
Goodwill Impairment Charges	—		—		—		—		—		—		385
Bystolic Revenue	—		—		—		—		—		—		(468)
Litigation settlements, net	48		(10)		(3)		49		127		226		17
Interest expense, primarily amortization of convertible debt discount	46		38		36		49		60		43		30
Non-cash accretion and fair value adjustments of contingent consideration liability	35		35		39		—		—		—		—
Clean energy investments pre-tax loss (b)	79		22		17		—		—		—		—
Financing related costs (included in other income (expense), net)	33		73		—		34		37		—		—
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	140		50		—		—		—		—		—

Acceleration of deferred revenue	—		—		—		—		—		(29)		—
Non-controlling interest	—		—		—		—		—		9		—
Restructuring and other special items included in:
Cost of sales	45		49		66		8		7		33		53
Research and development expense	18		52		12		4		10		49		14
Selling, general and administrative expense	67		71		105		45		63		22		89
Other income (expense), net	(11)		25		(1)		—		1		(13)		1
Tax effect of the above items and other income tax related items (c)	(432)		(260)		(216)		(198)		(253)		(273)		(31)
Preferred dividend (d)	—		—		—		—		122		139		—

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$1,416	$3.56	$1,140	$2.89	$1,087	$2.59	$893	$2.04	$707	$1.61	$583	$1.30	$244	$0.80

(a)	Adjustment for purchase accounting related amortization expense for the year ended December 31, 2014, 2013, 2012, and 2011, respectively include $28 million, $18 million, $42 million and $16 million of intangible asset impairment charges.
(b)	Adjustment represents exclusion of the pre-tax loss related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code. The amount is included in other expense (income), net.
(c)	Adjustment for other income tax related items includes the exclusion from adjusted net earnings for the year ended December 31, 2014 of the tax benefit of approximately $150 million related to the merger of the Company’s wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited.
(d)	Adjusted diluted EPS for the year ended December 31, 2010, includes the full effect of the conversion of the company’s preferred stock into 125.2 million shares of common stock on November 15, 2010. Adjusted diluted EPS for the period ended December 31, 2009 was calculated under the “if-converted method” which assumes conversion of the Company’s preferred stock into shares of common stock, based on an average share price, and excludes the preferred dividend from the calculation, as the “if-converted method” is more dilutive.

Reconciliation of Adjusted EBITDA

LTM Ended September 30,
2015
GAAP net earnings attributable to Mylan N.V.	$1,038.7
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investments	104.8
Income taxes	125.9
Interest expense	350.5
Depreciation and amortization	888.9

EBITDA	$2,508.8
Add / (deduct) adjustments:
Share-based compensation expense	71.1
Litigation settlements, net	(11.2)
Restructuring & other special items	585.0

Adjusted EBITDA	$3,153.7